Goldman, Sachs & Co.

200 West Street

New York, NY 10282

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

October 19, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         Suzanne Hayes

Re:                             DIMENSION THERAPEUTICS, INC.

Registration Statement on Form S-1 (File No. 333-206911)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Dimension Therapeutics, Inc. (the “Company”) in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on October 21, 2015 or as soon as possible thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated October 13, 2015 through the date hereof:

Preliminary Prospectus dated October 13, 2015

2,759 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned further advise you that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-described offering.

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Very truly yours,

GOLDMAN, SACHS & CO.
CITIGROUP GLOBAL MARKETS INC.

As Representative of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Aradhana Sarin
Name:	Aradhana Sarin
Title:	Managing Director

[Signature Page to Acceleration Request]